SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________
FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES,
S.A.B. DE
C.V.
(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)
__________________________

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE
MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.
By: /s/ Gonzalo Alarcon
Name: Gonzalo Alarcon
Date: February 27, 2009
Title: General Counsel

MAXCOM REPORTS UNAUDITED RESULTS FOR THE FULL YEAR
AND FOURTH QUARTER OF 2008

Mexico City, February 26, 2008. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOMCPO.MX), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended December 31, 2008.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures for the year 2008 are expressed in millions of current Mexican pesos, as explained in section “Adoption of New Accounting Standards”. Figures for the year 2007 are expressed in millions of Mexican pesos of purchasing power at December 31, 2007. Monetary amounts may vary due to rounding.

Results | Fourth Quarter 2008

Financial Highlights:

•	Full year 2008 revenues reached Ps. 2,683 million and increased by Ps. 338 million or 14% in comparison to 2007.

•	EBITDA increased by 15% to reach Ps. 743 million in comparison to Ps. 646 million in 2007.

•	EBITDA margin for 2008 is 28%, which is similar when compared to the previous year.

	4Q08	4Q07	Δ %	2008	2007	Δ %
Million Pesos
Revenues	672	619	9%	2,683	2,346	14%
EBITDA	126	158	(21%)	743	646	15%
EBITDA Margin	19%	26%		28%	28%
Adj. EBITDA	138	182	(32%)	765	685	11%
Adj. EBITDA Margin	21%	29%		29%	29%
Net Income	(485)	61	n.a.	(455)	36	n.a.

Pesos
Earnings per Share Basic	-	0.11	-	-	0.06	-
Earnings per Share Diluted	-	0.10	-	-	0.06	-

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased to 474,534 or 31% in 2008 compared to last year. The Company recorded RGU net adds of 113,592 in 2008.
•	Total company customer base increased by 4% to reach 224,612 customers.
•	Voice RGUs (formerly voice lines in service) increased 10% to reach 365,312. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 96% to 29,764.
•	The total mobile RGU base reached 57,623 units, which is well above the number registered in 2007.
•	Pay TV number of RGUs reached 18,440 an increase of over 200% in comparison to 2007.
•	The number of coin operated public phones reached 35,415 an increase of 42% in comparison to those at the end of 2007.
•	Residential RGU per customer increased from 1.2 in 2007 to 1.5 in 2008.
•	Commercial RGU per customer increased from 11.6 in 2007 to 15.8 in 2008.

Operating  Results

	4Q08	4Q07	D%
Residential Customers	219,184	209,418	5%
Voice	213,586	207,210	3%
Data	26,132	12,446	110%
Mobile	54,173	2,094	2487%
TV	18,495	5,991	209%

Residential RGUs	331,368	242,888	36%
Voice	226,260	218,564	4%
Data	29,764	15,213	96%
Mobile	56,904	3,120	1724%
TV	18,440	5,991	208%
RGU per Residential Customer	1.5	1.2

Commercial Customers	5,373	6,116	(12%)
Voice	5,107	5,858	(13%)
Data	1,431	1,288	11%
Mobile	69	118	(42%)
Other	176	122	44%

Commercial RGUs	84,891	70,749	20%
Voice	80,777	66,194	22%
Data	3,024	3,041	(1%)
Mobile	719	1,215	(41%)
Other	371	299	24%
RGU per Commercial Customer	15.8	11.6

Public Telephony RGUs	35,415	24,910	42%

Wholesale RGUs	22,860	22,395	2%

Total RGUs	474,534	360,942	31%

Voice RGUs (voice lines in service)	365,312	332,063	10%
Total Number of Customers	224,612	215,534	4%

Revenues

Maxcom total revenues for the full year 2008 were Ps. 2,683 million, an increase of 14% over revenues of Ps. 2,346 million, recorded in the last year. The following table is a breakdown of the sources of revenue for the Company.

		2008	Weight %		2007	Weight %	D%
Residential	Ps.	1,056	39%	Ps.	898	38%	18%
Commercial		809	30%		648	28%	25%
Public Telephony		429	16%		386	16%	11%
Wholesale		360	13%		376	16%	(4%)
Other Revenue		29	2%		38	2%	(24%)
Total	Ps.	2,683	100%	Ps.	2,346	100%	14%

Total revenues for the quarter ended December 31, 2008 were Ps. 672 million, an increase of 9% over revenue of Ps. 619, million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company.

		4Q08	Weight %		4Q07	Weight %	D%
Residential	Ps.	235	35%	Ps.	236	38%	-%
Commercial		204	30%		193	31%	6%
Public Telephony		119	18%		96	16%	24%
Wholesale		111	17%		83	13%	34%
Other Revenue		3	-%		11	2%	(73%)
Total	Ps.	672	100%	Ps.	619	100%	9%

Residential

Residential revenues represented 39% of the total during the year, compared with 38% in the previous year. Revenues in the residential business segment reached Ps. 1,056 million, an increase of 18% in comparison to Ps. 898 million in 2007.

The 18% increase in revenues is directly related to the 36% increase in RGUs and was mainly driven by:

1.
An increase in the number of mobile RGUs to reach 54,173. Although there has been a strong increase in the mobile base, the ARPUs in this business are much lower than the other product lines that we offer;

2.	An increase in the number of pay TV RGUs to reach 18,440 which increased over 200% in a year over year basis;
3.	An increase in the number of data RGUs which increased by 96% to reach 29,764. Data services penetration per voice lines increased to 13.2% from 7.0% a year ago; and,
4.
A 4% increase in voice RGUs (formerly voice lines in service) in the residential business segment to reach 226,260. However, residential voice lines were partially affected by i) the cancellation of more than 10,000 subscribers from the Megacable agreement which was terminated at the end of the third quarter of 2008 and ii) a lower number of voice lines sold during the year.

In addition, it is important to highlight that as we have improved the RGU per customer to 1.5 services per customer in 2008, the overall revenue per customer increased in a year over year basis. However, during the fourth quarter there was a contraction in overall traffic, therefore affecting the revenue per customer.

For the quarter ended December 31, 2008 revenues from the residential business totaled Ps. 235 million, and decreased marginally from Ps. 236 million recorded in the same period of 2007.

Commercial

Commercial revenues represented 30% of the total during 2008. Revenues in the Commercial business totaled Ps. 809 million, an increase of 25% in comparison to Ps. 648 million in the year 2007.

The 25% or Ps. 161 million increase in revenues during 2008 is mainly explained by an increase in the average revenue per customer that the company recorded and a 20% increase in the number of RGUs. The increase in RGUs was mainly driven by:

1.	A higher number of voice RGUs (formerly voice lines in service) which have increased by 22% to 80,777; and,
2.	The higher number of RGUs from other value added-services that the Company provides, including: firewall protection, IT outsourcing, hosting and other services.

Although the number of data RGUs year over year slightly declined, it is important to highlight that some of the services were upgraded and sold at higher prices therefore contributing to the overall revenue line of the commercial business. In addition, the number of customers has declined by 12% in a year over year basis. This decline is due to smaller clients, individuals with business activities within residential clusters, cancelling contracts to either upgrade or terminate their operations.

RGU per customer numbers have increased from 11.6 in 2007 to 15.8 RGUs per customer in 2008.

For the quarter ended December 31, 2008 revenues from the commercial business totaled Ps. 204 million, or a 6% increase when compared to Ps. 193 million recorded in the same period of 2007.

Public Telephony

Public Telephony represented 16% of total revenues during 2008. Revenues in this business unit totaled Ps. 429 million, an increase of 11% when compared to Ps. 386 million in 2007. The increase in revenues is attributed to the 42% growth in the base of public telephones installed. However and partially offsetting this revenue growth, as the number of public telephones continues to grow, and as competition enters into our markets, the average revenue per public telephone tends to decline. For the quarter ended December 31, 2008 revenues from the public telephony business totaled Ps. 119 million, an increase of 24% when compared to Ps. 96 million recorded in the same period of 2007.

Wholesale

In 2008, Wholesale revenues decreased by 4% to reach Ps. 360 million, in comparison to the Ps. 376 million registered during 2007. The decrease in the Wholesale Business revenues was mainly driven by a decrease in on net equal access termination rates earlier in the year due to a more competitive market environment in particular with national calling party pays. For the quarter ended December 31, 2008 revenues from the wholesale business increased from Ps. 83 million recorded in the fourth quarter 2007 to Ps. 111 million.

Other Revenue

Other revenue represented less than 2% of total revenues and reached Ps. 29 million, in comparison to Ps. 38 million or also less than 2% of total revenues in the previous year. Other revenues are primarily comprised of lease of microwave frequencies and CPE sales. For the quarter ended December 31, 2008 revenues from other businesses totaled Ps. 3 million, from Ps. 11 million recorded in 2007, or 2% of total revenues.

Network Operation Cost

Network Operation Costs in 2008 increased 15% or Ps. 143 million to reach Ps. 1,120 million in comparison to Ps. 977 million in the previous year, and was mainly due to a 16% increase in network operating services and an increase in technical expenses of 6%. Installation expenses remained nearly flat in a year over year basis due to a reduction in the cost per single line installed and several promotional offers from the Company’s bundled products.

The increases in network operating services were mainly in:

1.	The amounts paid for pay TV programming content and the cost of the Company’s mobile services which are higher since the subscriber base has increased;
2.	The amounts paid for connection to internet services;
3.	Higher costs in long distance interconnection;
4.	The lease of circuits and ports; and,
5.	The amounts paid to carriers for calling party pays.

For the quarter ended December 31, 2008 network operation costs totaled Ps. 325 million from Ps. 252 million, a 29% increase in comparison to the same period last year.

For the year ended December 31, 2008 gross margin was 58%, basically the same than the gross margin recorded in the same period of 2007. Gross margin for the fourth quarter of 2008 was 52%, lower than the 59% gross margin recorded in the same period of 2007. The margin contraction during the fourth quarter of 2008 was mainly driven by bundling products due to increased competition as well as the cost exposure in U.S. dollar on maintenance, network, long distance traffic and TV programming content costs.

SG&A

SG&A expenses in 2008 increased 13% or Ps. 97 million to reach Ps. 820 million in comparison to Ps. 723 million in the previous year. The Ps. 97 million increase during 2008 was mainly driven by higher bad debt expenses as a result of the deteriorating economic environment in Mexico, higher external advisory expenses, salaries and staff related costs, wages and benefits as a result of an increasing headcount specifically in the residential and commercial sales forces which increased throughout the year as a result of the increased coverage areas including Tehuacan and San Luis. In addition, the Company recorded an increase in sales commissions and marketing expenses, among others. These increases were partially offset by lower insurance costs and stock option compensation.

For the quarter ended December 31, 2008 SG&A expenses totaled Ps. 221 million, 6% above Ps. 208 million reported in the same period last year. This increase was mainly driven by higher bad debt provisions during the month of December due to several large customers including international carriers that had fallen behind on their payments during 2008. The Company provisioned some of these clients in their entirety during the quarter.

EBITDA and Adjusted EBITDA

For the year ended December 31, 2008, EBITDA amounted to Ps. 743 million, 15% higher than the Ps. 646 million registered in the same period of 2007. EBITDA margin for the year was 28%, the same as the margin recorded in the same period of 2007. EBITDA for the fourth quarter of 2008 was Ps. 126 million, a 21% decrease from Ps. 158 million in the same period of last year. EBITDA Margin was 19% during the period, lower than the 26% in the fourth quarter of 2007.

For the year ended December 31, 2008, Adjusted EBITDA amounted to Ps. 765 million, 11% higher than the Ps. 685 million registered in the same period of 2007. Adjusted EBITDA margin for the year was 29%, the same as the 29% margin reported in the same period of 2007. Adjusted EBITDA for the fourth quarter of 2008 was Ps. 138 million, 32% lower than Ps. 182 million in the same period of last year. Adjusted EBITDA Margin was 21% during the period, lower than the 29% margin reported in the fourth quarter of 2007.

Operating Income

For the year ended December 31, 2008, operating income for the Company reached Ps. 192 million, 31% lower than the result registered in the same period of 2007 of Ps. 276 million. The decrease is mainly the result of higher depreciation and amortization charges due to a higher asset base. For the fourth quarter the Company reported an operating loss of Ps. 39 million, in comparison to operating income of Ps. 91 million recorded in the same period of 2007.

	4Q08	4Q07	ΔPs.	D%	FY08	FY07	ΔPs.	D%
Net Interest Expense	85	32	53	166%	202	177	25	14%
Exchange Rate (Gain) Loss – Net	7	(20)	27	N.A.	65	(25)	90	N.A.
Monetary Position (Gain) Loss	-	13	(13)	N.A.	-	(25)	25	N.A.
Total	92	25	67	268%	267	127	140	110%

The higher Comprehensive Financial Result was due to a net exchange rate loss of Ps. 65 million 2008, compared to a net exchange rate gain of Ps. 25 million recognized in the same period of last year, mainly due to the U.S. dollar cash position of the company. At December 31, 2008 the exchange rate between the Mexican Peso and the U.S. dollar was Ps. 13.5383, compared to Ps. 10.8662 at the end of December 31, 2007. The Company recorded an increase of Ps. 25 million on the amount of net interest expense when compared to 2007.

For the quarter ended December 31, 2008, comprehensive cost of financing for the Company reached Ps. 92 million when compared to Ps. 25 million recorded in the same period of 2007.

As a result of the change in the accounting standards in Mexico (see “Adoption of New Accounting Standards”), inflationary accounting (NIF B-10) is not required in a low-inflation environment. As of 2008 the Company prepared its financial statements in terms of Mexican pesos. Therefore, the comprehensive financial result will no longer be affected by the results in monetary position. In this case the company recorded a monetary position gain of Ps. 25 million in 2007 which does not compare to 2008.

As of December 31, 2008, Maxcom’s U.S. dollar denominated debt was comprised of a US$200 million bond with a single principal payment at maturity in 2014. The Company has a coupon payment swap that effectively minimizes the short and mid-term exchange risk in the interest payments. During 2008 the Company was able to lessen Ps. 9 million in foreign exchange losses due to this derivative.

Other Expenses:

During the period, the Company recorded a one-time charge of Ps. 49 million as other expense, as a result of the restructuring and reorganization that it underwent during the fourth quarter. As part of the restructuring process the Company reduced its headcount and reorganized several business areas.

Impairment Testing

In accordance with Mexican Financial Reporting Standard C-15 “Impairment of long-lived assets and their disposal”, are tested for impairment once a year during the last quarter, or whenever a significant adverse event occurs. As a result of the change in economic conditions, the book value of some of the Company’s assets as of year-end December 31, 2008 exceeded their reasonably expected future cash flows, discounted at a theoretical weighted average cost of capital under today’s market conditions.

As stated, this testing is performed on an annual basis. Should economic conditions improve at the next testing period, this non-cash charge would be reverted.

Maxcom’s results for 2008 include Ps. 484 million for impairment losses. Maxcom performed its required annual testing of impairment during the fourth quarter using a discounted cash flow analysis to determine the value in use of its assets versus its book values as described above.

Taxes

During the first quarter of 2008 and according to the latest tax reform in Mexico, asset tax was replaced with the flat corporate tax (Impuesto Empresarial a Tasa Única). The IETU is calculated on a cash-flow basis, with the base determined by reducing taxable revenue (mainly income derived from the sale of goods, the rendering of independent services and the leasing of tangible goods) with specific deductions. Since Capex is deductible, the Company is able to minimize tax payments given the aggressive Capex plan for 2008.

The Company recorded a credit of Ps. 164 million in taxes during 2008 mainly due to a tax benefit of registering the impairment charge mentioned above, compared to Ps. 97 million in 2007. For the quarter ended December 31, 2008, the Company recorded a credit of Ps. 179 million in taxes, which compare to a credit of Ps. 4 million recorded in the same period of 2007.

While Asset Tax, IETU and Income Tax represent cash outflows, Deferred Income Tax is a non-cash item.

	4Q08	4Q07	2008	2007
Asset Tax	-	19	-	39
IETU	-	-	7	-
Income Tax	5	7	14	11
Deferred Income Tax	(184)	(30)	(185)	47
Total Taxes	(179)	(4)	(164)	97

Net Income

The company posted a net loss for the year 2008 of Ps. 455 million, which compares to a net income of Ps. 36 million reported in 2007. For the fourth quarter ended December 31, 2008, the company registered a net loss of Ps. 485 million in comparison to a net income of Ps. 61 million, in the same period of 2007.

Excluding all one-time non-cash and extraordinary items of Ps. 478 million during the fourth quarter of 2008 the Company would have reported a Net Income of Ps. 23 million.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended December 31, 2008	Quarter Ended December 31, 2007
Resources from Operations and Working Capital	613	48
CAPEX	(388)	(309)
Free Cash Flow	225	(261)
Financing Activities	(157)	2,551
Cash and Cash Equivalents at the Start of the Period	1,523	250
Cash and Cash Equivalents at the End of the Period	1,591	2,541

Millions of Pesos	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
Resources from Operations and Working Capital	868	233
CAPEX	(1,502)	(1,248)
Free Cash Flow	(634)	(1,015)
Financing Activities	(315)	2,816
Cash and Cash Equivalents at the Start of the Period	2,540	739
Cash and Cash Equivalents at the End of the Period	1,591	2,541

Capital Expenditures

Capital Expenditures during the period totaled Ps. 1,502 million, higher than the Ps. 1,248 million recorded in 2007. Capital Expenditures were primarily used for telephone network systems, the build out of new clusters, and equipment for Maxcom’s network expansion. For the quarter ended December 31, 2008 the Company recorded Ps. 388 million which is greater than the Ps. 309 million recorded in the same period of last year.

Indebtedness

At December 31, 2008 the Company reported its indebtedness level at Ps. 2,726 million. The Company’s leverage ratio measured by Total Debt/EBITDA, presented an increase, from 3.2 times in 2007 to 4.0 times in 2008. In addition, Net Debt/EBITDA ratio presented an increase from (0.4) times in 2007 to 1.7 times in 2008.

Adoption of New Accounting Standards

B-10: As of January 1, 2008, the company has made changes to “Inflationary Effects”, B-10 in accordance with the Mexican Financial Standards (“NIF”) which establishes the rules for the recognition of inflationary effects in the country; furthermore, it incorporates changes such as, reclassifying accumulated results for non-monetary assets and has the possibility of choosing between the INPC (national consumer price index) and the value of UDIs. It has been determined that the country does not face an inflationary environment, and therefore the company as of January 1, 2008 has suspend the recognition of these inflationary effects in its financial information. Consequently, the financial information corresponding to the period ended December 31, 2007 is expressed in Millions of Mexican Pesos of purchasing power at December 31, 2007 (date on which bulletin B-10 was still in effect) and the financial information for December 31, 2008 is in current Mexican Pesos.

###

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Juan-Carlos Sotomayor Mexico City, Mexico (52 55) 4770 1170 juan.sotomayor@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

###

 MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET

 Thousand Mexican Pesos ("Ps.") and US Dollars ("$")

	As of December 31, 2007			As of December 31, 2008
	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps.	2,539,534	$187,581	Ps.	1,591,405	$117,548
Restricted cash		-	-		-	-
		2,539,534	187,581		1,591,405	117,548
Accounts receivable:
Customers, net of allowance		517,254	38,207		716,203	52,902
Value added tax refundable		198,583	14,668		165,916	12,255
Other sundry debtors		54,674	4,038		57,567	4,252
		770,511	56,913		939,686	69,409

Inventory		33,249	2,456		40,876	3,019
Prepaid expenses		40,341	2,980		30,778	2,273
Total current assets		3,383,635	249,930		2,602,745	192,249

Frequency rights, net		80,930	5,978		73,165	5,404
Telephone network systems and equipment, net		4,188,946	309,414		4,652,782	343,675
Pre-operating expenses, net		77,902	5,754		55,779	4,120
Intangible assets, net		208,802	15,423		229,949	16,985
Financial instruments		13,475	995		105,270	7,776
Retirement obligations		17,650	1,304		-	-
Deposits		12,217	902		8,315	614
Deferred taxes		-	-		140,532	10,380
Prepaid expenses long term		21,289	1,573		15,381	1,136
Other assets		9,254	684		6,357	470

Total assets	Ps.	8,014,100	$591,957	Ps.	7,890,275	$582,809

LIABILITIES
CURRENT LIABILITIES:
Interest payable		11,172	825		13,920	1,028
Accounts payables and accrued expenses		513,596	37,937		514,833	38,028
Notes payables		8,087	597		4,354	322
Deferred income		2,801	207		2,519	186
Payroll and other taxes payable		67,182	4,962		54,376	4,016
Total current liabilities		602,838	44,528		590,002	43,580

LONG-TERM LIABILITIES:
Senior notes, net		2,173,240	160,525		2,707,660	200,000
Notes payable		4,686	346		-	-
Other accounts payable		9,556	706		12,469	921
Deferred taxes		97,742	7,220		-	-
Pensions and postretirement obligations		26,581	1,963		21,626	1,595
Other long term liabilities		68,618	5,068		68,403	5,053
Hedging valuation		-	-		8,472	626
Total liabilities	Ps.	2,983,261	$220,356	Ps.	3,408,632	$251,775

SHAREHOLDERS' EQUITY
Capital stock		5,410,251	399,626		5,410,244	399,625
Premium on capital stock		888,056	65,596		814,088	60,132
Accumulated deficit		(1,303,664)	(96,295)		(1,267,466)	(93,621)
Net loss for the period		36,196	2,674		(454,934)	(33,603)
Share repurchase program		-			(20,289)	(1,499)
Total shareholders' equity (deficit)	Ps.	5,030,839	$371,601	Ps.	4,481,643	$331,034

Total liabilities and equity	Ps.	8,014,100	$591,957	Ps.	7,890,275	$582,809

NOTES TO FINANCIAL STATEMENTS:
Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 13.5383 per US$1.00.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

Thousand of Mexican Pesos ("Ps.") and US Dollars ("$")

	12 months ended on December 31, 2007				12 months ended on December 31, 2008
	Pesos		US Dollars	%	Pesos		US Dollars	%

TOTAL REVENUES	Ps.	2,345,719	$173,265	100%	Ps.	2,683,229	$198,195	100%

Network operating services		821,868	60,707	35%		956,416	70,645	36%
Technical expenses		136,452	10,079	6%		145,100	10,718	5%
Installation expenses		18,659	1,378	1%		18,651	1,378	1%
Cost of network operation		976,979	72,164	42%		1,120,167	82,741	42%

GROSS PROFIT		1,368,740	101,101	58%		1,563,062	115,454	58%

SG&A		722,618	53,376	31%		819,642	60,542	31%

EBITDA		646,122	47,725	28%		743,420	54,912	28%

Depreciation and amortization		370,227	27,347			551,889	40,765

Operating income (loss)		275,895	20,378			191,531	14,147

Comprehensive (income) cost of financing:

*Interest expense		232,912	17,204			255,662	18,884
**Interest (income), net		(55,793)	(4,121)			(53,994)	(3,988)
Exchange (income) loss, net		(25,247)	(1,865)			65,725	4,855
Gain on net monetary position		(25,231)	(1,864)			-	-
		126,641	9,354			267,393	19,751

Restructuring charges		-	-			49,491	3,656
Other (income) expense		16,076	1,187			9,250	683

INCOME (LOSS) BEFORE TAXES		133,178	9,837			(134,603)	(9,943)

Taxes:
Asset tax		39,272	2,901			-	-
Flat rate corporate tax		-	-			6,783	501
Income tax		11,428	844			14,234	1,051
Deffered income tax		46,282	3,419			(185,086)	(13,671)
Total tax		96,982	7,164			(164,069)	(12,119)

Impairment loss		-	-			(484,400)	(35,780)

NET INCOME (LOSS)	Ps.	36,196	$2,673		Ps.	(454,934)	$(33,604)

*Adjusted EBITDA		684,542	50,563			764,843	56,495
% of revenue Adjusted EBITDA		29%	29%			29%	29%

NOTES TO FINANCIAL STATEMENTS:
* Interest related to Senior Notes, Banks and Vendor Financing
** Interest Income net
Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.13.5383 per US$1.00.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

 Thousand Mexican Pesos ("Ps.") and US Dollars ("$")

	3 months ended as of December 31, 2007				3 months ended as of December 31, 2008
	Pesos		US Dollars	%	Pesos		US Dollars	%

TOTAL REVENUES	Ps.	618,937	$45,717	100%	Ps.	671,784	$49,621	100%

Network operating services		213,535	15,773	35%		278,594	20,578	41%
Technical expenses		34,084	2,518	6%		42,606	3,147	6%
Installation expenses		4,826	356	1%		4,059	300	1%
Cost of network operation		252,445	18,647	41%		325,259	24,025	48%

GROSS PROFIT		366,492	27,070	59%		346,525	25,596	52%

SG&A		208,127	15,373	34%		220,681	16,300	33%

EBITDA		158,365	11,697	26%		125,844	9,296	19%

Depreciation and amortization		67,799	5,008			165,271	12,208

Operating income (loss)		90,566	6,689			(39,427)	(2,912)

Comprehensive (income) cost of financing:

*Interest expense		58,061	4,289			89,072	6,579
**Interest (income), net		(25,835)	(1,908)			(4,358)	(322)
Exchange (income) loss, net		(19,696)	(1,455)			7,594	561
Gain on net monetary position		12,913	954			-	-
		25,443	1,880			92,308	6,818

Restructuring		-	-			49,492	3,656
Other (income) expense		4,312	319			(2,471)	(183)
Profit sharing		3,257	241			213	16

INCOME (LOSS) BEFORE TAXES		57,554	4,249			(178,969)	(13,219)

Taxes:
Asset tax		18,862	1,393			-	-
Flat rate corporate tax		-	-			-	-
Income tax		7,538	557			4,749	351
Deffered income tax		(30,098)	(2,223)			(183,446)	(13,550)
Total tax		(3,698)	(273)			(178,697)	(13,199)

Impairment loss		-	-			484,400	35,780

NET INCOME (LOSS)	Ps.	61,252	$4,522		Ps.	(484,672)	$(35,800)

*Adjusted EBITDA		182,083	13,449			137,743	10,174
% of revenue Adjusted EBITDA		29%	29%			21%	21%

NOTES TO FINANCIAL STATEMENTS:
* Interest related to Senior Notes, Banks and Vendor Financing
** Interest Income net
Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.13.5383 per US$1.00.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN FINANCIAL POSITION

Thousand of Mexican Pesos ("Ps.") and US Dollars ("$")

	12 months ended on December 31, 2007		12 months ended on December 31, 2008		12 months ended on December 31, 2008
	Pesos		Pesos		US Dollars
Operating activities:
Net income (loss)	Ps.	36,196	Ps.	(454,934)	$(33,603)

Depreciation and amortization		377,342		555,550	41,035

Long term obligations		1,884		15,607	1,153
Deferred income tax		11,183		(238,274)	(17,600)
Capital options		35,843		5,114	378

Subtotal		462,448		(116,937)	(8,637)

Net change in operation:
Resources provided by operation activities		236,913		(395,614)	(29,223)

Financing activities:
Senior notes		337,152		545,640	40,304
Notes payables		(68,009)		(8,419)	(622)
Commercial paper		(132,177)		-	-
Bank financing		-		-	-
Capital stock		2,681,887		(79,089)	(5,842)
Resources provided by financing activities		2,818,853		458,132	33,840

Investing activities:
Frecuency rights				-	-
Telephone network systems and equipment, net		(1,201,000)		(948,307)	(70,046)
Preoperating expenses		(268)		-	-
Intangible assets		(54,255)		(62,340)	(4,605)

Resources used in investing activities		(1,255,523)		(1,010,647)	(74,651)

Cash and cash equivalents:
Increase / (decrease) in cash equivalents		1,800,243		(948,129)	(70,033)
Cash at beginning		739,291		2,539,534	187,581

Cash at end	Ps.	2,539,534	Ps.	1,591,405	$117,548

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.13.5383 per US$1.00.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN FINANCIAL POSITION

 Thousand of Mexican Pesos ("Ps.") and US Dollars ("$")

	3 months ended as of December 31, 2007		3 months ended as of December 31, 2008		3 months ended as of December 31, 2008
	Pesos		Pesos		US Dollars
Operating activities:
Net income (loss)	Ps.	36,196	Ps.	(454,934)	$(33,603)

Depreciation and amortization		101,156		162,208	11,981

Long term obligations		(2,034)		10,857	802
Deferred income tax		(63,388)		(228,966)	(16,912)
Capital options		35,843		5,114	378

Subtotal		107,773		(505,721)	(37,354)

Net change in operation:
Resources provided by operation activities		155,254		(483,745)	(35,732)

Financing activities:
Senior notes		(109,243)		498,856	36,848
Notes payables		(4,994)		(1,914)	(141)
Commercial paper		15,289		-	-
Bank financing		(108,702)		-	-
Capital stock		2,695,881		(40,885)	(3,020)
Resources provided by financing activities		2,488,231		456,057	33,687

Investing activities:
Frecuency rights				-	-
Telephone network systems and equipment, net		(314,156)		125,878	9,298
Preoperating expenses		(268)		-	-
Intangible assets		(23,924)		(30,157)	(2,228)

Resources used in investing activities		(338,348)		95,721	7,070

Cash and cash equivalents:
Increase / (decrease) in cash equivalents		2,305,137		68,033	5,025
Cash at beginning		234,397		1,523,372	112,523

Cash at end	Ps.	2,539,534	Ps.	1,591,405	$117,548

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.13.5383 per US$1.00.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CASH FLOW

In Thousand Mexican Pesos ("Ps.")

	12 months ended on December 31, 2007		12 months ended on December 31, 2008		US Dollars
Operating Activities:
Income before taxes	Ps.	136,877	Ps.	(619,003)	$(45,722)

Items without cash flow		84,618		163,862	12,104
Items related to investment activities		274,335		995,630	73,542
Items related to financing activities		174,851		255,662	18,884
Cash flow from income/loss before taxes		670,681		796,151	58,808

Cash flow from : Accounts receivables		(295,467)		(369,805)	(27,315)
Inventory		2,811		(7,563)	(559)
Accounts payables		(19,643)		20,068	1,482
Other assets and liabilities		(50,145)		35,695	2,637
Income taxes		(89,496)		(74,205)	(5,481)
Cash flow from operation activities		(451,940)		(395,810)	(29,236)

Net cash flow from operating activities		218,741		400,341	29,571

Cash flow from capital expeditures		(1,181,256)		(1,501,822)	(110,931)

Cash in excess/(required) to be used in financing activities		(962,515)		(1,101,481)	(81,360)

Cash flow from : Senior notes		186,815		-	-
Bank financing		-		-
Vendor financing		(25,459)		(17,045)	(1,259)
Capital stock		2,082,770		(7)	(1)
Additional paid in capital		624,692		(79,082)	(5,841)
Other financing activities		(142,428)		(219,208)	(16,192)
Cash flow from financing activities		2,726,390		(315,342)	(23,293)

Increase (decrease) in cash and temporary investments		1,763,875		(1,416,823)	(104,653)

Exchange effects on cash and cash equivalents		12,905		468,695	34,620

Cash and cash equivalents at beginning of the period		762,753		2,539,534	187,581
Cash and cash equivalents at the end of the period	Ps.	2,539,533	Ps.	1,591,406	$117,548

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 13.5383 per US$1.00.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CASH FLOW

In Thousand Mexican Pesos ("Ps.")

	3 months ended as of December 31, 2007		3 months ended as of December 31, 2008		US Dollars
Operating Activities:
Income before taxes	Ps.	96,384	Ps.	(663,367)	$(48,999)

Items without cash flow		301,163		(65,698)	(4,853)
Items related to investment activities		100,159		648,926	47,933
Items related to financing activities		59,376		89,072	6,579
Cash flow from income/loss before taxes		557,082		8,933	660

Cash flow from : Accounts receivables		(372,539)		(22,582)	(1,668)
Inventory		807		(546)	(40)
Accounts payables		(120,701)		83,326	6,155
Other assets and liabilities		48,964		57,760	4,266
Income taxes		(74,960)		(55,542)	(4,103)
Cash flow from operation activities		(518,429)		62,416	4,610

Net cash flow from operating activities		38,653		71,349	5,270

Cash flow from capital expeditures		(517,092)		(387,644)	(28,633)

Cash in excess/(required) to be used in financing activities		(478,439)		(316,295)	(23,363)

Cash flow from : Senior notes		203,699		-	-
Bank financing		-		-	-
Vendor financing		(10,464)		(11,338)	(837)
Capital stock		2,082,110		-	-
Additional paid in capital		624,623		(3,601)	(266)
Other financing activities		(50,153)		(142,417)	(10,520)
Cash flow from financing activities		2,849,815		(157,356)	(11,623)

Increase (decrease) in cash and temporary investments		2,371,376		(473,651)	(34,986)

Exchange effects on cash and cash equivalents		7,712		541,685	40,011

Cash and cash equivalents at beginning of the period		160,445		1,523,372	112,523
Cash and cash equivalents at the end of the period	Ps.	2,539,533	Ps.	1,591,406	$117,548

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 13.5383 per US$1.00.